UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-04689

PENTAIR, INC.[1]

(Exact name of registrant as specified in its charter)

5500 Wayzata Blvd, Suite 800 Golden Valley, Minnesota 55416 (763) 545-1730

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.16 2/3 par value Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None[1]

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

[1]

On September 28, 2012, Pentair, Inc. (“Pentair”) completed its merger (the “Merger”) with Panthro Merger Sub, Inc. (“Merger Sub”), a wholly owned, indirect subsidiary of Pentair Ltd. (“New Pentair”), as contemplated by the Merger Agreement (the “Merger Agreement”), dated March 27, 2012, among Tyco International Ltd., New Pentair, Panthro Acquisition Co., Merger Sub and Pentair, as amended. Pursuant to the Merger Agreement, each outstanding share of Pentair common stock, par value $0.16 2/3 was converted into the right to receive one New Pentair common share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Pentair, which is now a wholly-owned, indirect subsidiary of New Pentair, under the Exchange Act, and does not affect the reporting obligations New Pentair, which is the successor to Pentair under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENTAIR, INC.

Date: September 28, 2012	By:	/s/ Angela D. Lageson
Angela D. Lageson
Senior Vice President, General Counsel and Secretary